PARSONS LAW FIRM

ATTORNEYS AT LAW

SUITE 2070 SKYLINE TOWER

10900 NE 4th STREET

BELLEVUE, WASHINGTON 98004

(425) 451-8036 FAX (425) 451-8568

www.parsonslaw.biz

James B. Parsons*                                                                                                                                                                                                                                   *Also admitted in Oregon and

jparsons@parsonslaw.biz                                                                                                                                                                                                                          the Northern Mariana Islands

VIA EDGAR CORRESPONDENCE ONLY

October 24, 2005

Thomas Flinn

Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street N.E.

Mail Stop 4561

Washington, D.C. 20549

Re: Montpellier Group, Inc.

Form 8K

Filed October 18, 2005

File NO. 0-50103

Dear Mr. Flinn:

This letter is in response to your comment letter dated October 19, 2005, with regard to the Form 8K filing of International Gold Resources, Inc. (formerly known as Montpellier Group Inc.) ("Company"). Responses have been keyed to your comment letter.

  Form 8K has been amended to include that there were no disagreements with the former accountant for the previous two fiscal years and the interim period ended October 14, 2005.

  A letter from the former accountant has been included as an exhibit to the filing.

A statement from the Company has also been included herewith.

The Company understands that Commission may have additional comments after review of this letter, and/or after review of the Forms 10-KSB/A and 10-QSB/A when filed. Please direct any further comments to this office, and feel free to call us at any time.

Very truly yours,

PARSONS LAW FIRM

/s/ James B. Parsons

JAMES B. PARSONS

aqs

cc: Client